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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

The Nasdaq Stock Market, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
631103108
(CUSIP Number)
Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	631103108	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Silver Lake Partners TSA, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,272,607**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11,272,607**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,272,607**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
** See Item 5 below

2

CUSIP No.	631103108	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Silver Lake Investors, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,272,607**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11,272,607**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,272,607**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
** See Item 5 below

3

CUSIP No.	631103108	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Silver Lake Partners II TSA, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,272,607**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11,272,607**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,272,607**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
** See Item 5 below

4

CUSIP No.	631103108	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Silver Lake Technology Investors II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,272,607**

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

11,272,607**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,272,607**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
** See Item 5 below

5

CUSIP No. 631103108	SCHEDULE 13D/A	Page 6 of 9
     This Amendment No. 4 supplements and amends Items 5, 6 and 7 of the Statement on Schedule 13D filed on May 2, 2005 by Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”) and Silver Lake Technology Investors II, L.L.C., which subsequently converted to a partnership and is now called Silver Lake Technology Investors II, L.P., (“SLTI II” and, together with SLP TSA, SLI and SLP II TSA, the “SLP Entities”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Issuer”) beneficially owned by the SLP Entities, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such statement filed on December 9, 2005, December 23, 2005, and August 23, 2006, respectively.
     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.
Item 5 Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by deleting the third paragraph in its entirety and replacing it with the following:
     (a), (b) The information contained on the cover pages to this Amendment No. 4 to Schedule 13D is incorporated by reference. The following disclosure assumes that there are 112,695,332 shares of Common Stock outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 was the number of outstanding shares of Common Stock as of May 3, 2007.
     Further, Item 5 is hereby amended and supplemented by deleting paragraphs 15 and 16 in their entirety and replacing them with the following:
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, each of the SLP Entities may be deemed to beneficially own, in the aggregate, 11,272,607 shares of Common Stock, representing approximately 9.1% of the Common Stock outstanding.
Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:
     As the result of the restructuring of the Issuer, on November 9, 2006, the Issuer, The Nasdaq Stock Market L.L.C. (“Nasdaq LLC”), a wholly owned subsidiary of the Issuer, and Law Debenture Trust Company of New York, as trustee, entered into the Second Supplemental Indenture (Exhibit 17 hereto) whereby, pursuant to the terms of the Indenture, Nasdaq LLC assumed, inter alia, all of the Issuer’s obligations under the Notes. As part of the Second Supplemental Indenture, the Issuer agreed to guarantee to each holder of a Note that the principal

CUSIP No. 631103108	SCHEDULE 13D/A	Page 7 of 9
of and interest on the Notes will be promptly paid when due; provided, that such guarantee is subordinated to the prior payment in full of all of the Issuer’s other indebtedness.
     Pursuant to the Voting Agreement (the “OMX Voting Agreement”), dated as of May 25, 2007, by and among the SLP Entities and OMX AB (publ), a company organized under the laws of Sweden (“OMX”) (Exhibit 18 hereto), the SLP Entities agreed to (a) vote all of their securities then owned to approve, and to provide consents to, any and all matters contemplated by the Transaction Agreement entered into by the Issuer and OMX on May 25, 2007 (the “OMX Transaction Agreement”) and (b) vote all of their securities then owned against, and not provide consents to, any and all actions that the SLP Entities are advised by OMX would reasonably likely delay, prevent or frustrate the transactions contemplated by the OMX Transaction Agreement. Additionally, the SLP Entities agreed in the OMX Voting Agreement to promptly provide any information not subject to a confidentiality obligations or attorney-client privilege reasonably requested by the Issuer or OMX for any regulatory application or filing approval in connection with the transactions contemplated by the OMX Transaction Agreement.
     In connection with entering into the OMX Voting Agreement, the Issuer, the H&F Partnerships and the SLP Entities entered into a letter agreement (the “Letter Agreement”), dated as of May 24, 2007 (Exhibit 19 hereto), whereby the Issuer agreed that, except as required by law, while the OMX Voting Agreement is in effect, the Issuer shall not (a) defer or delay any registration requested by the H&F Partnerships or the SLP Entities pursuant to the Registration Rights Agreement, or (b) discontinue any registration of the Issuer’s securities effected pursuant to the Registration Rights Agreement.
Item 7 Material to be Filed as Exhibits
17.	Second Supplemental Indenture, dated as of November 9, 2006, between The Nasdaq Stock Market, Inc., The Nasdaq Stock Market, LLC and Law Debenture Trust Company of New York, as Trustee (incorporated by reference to Exhibit 4.4.2 to the Annual Report on Form 10-K for the year ended December 31, 2006 filed by The Nasdaq Stock Market, Inc. on February 28, 2007).

18.	Voting Agreement, dated May 25, 2007, by and among Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.P. and OMX AB (publ) (filed herewith).

19.	Letter Agreement, dated May 24, 2007, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., H&F Executive Fund IV, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Partners TSA, L.P. and Silver Lake Investors, L.P. (filed herewith).

CUSIP No. 631103108	SCHEDULE 13D/A	Page 8 of 9
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2007

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel

CUSIP No. 631103108	SCHEDULE 13D/A	Page 9 of 9

SILVER LAKE TECHNOLOGY INVESTORS II, L.P.

By:	SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	General Counsel

Exhibit 18
VOTING AGREEMENT
     THIS VOTING AGREEMENT (this “Agreement”) is entered into as of May 25, 2007 by and among the holders of securities of The Nasdaq Stock Market, Inc., a Delaware corporation (“Nasdaq”), listed on Schedule A hereto (collectively, the “Securityholders” and each individually, a “Securityholder”), and OMX AB (publ), a company organized under the laws of Sweden (“OMX”). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Transaction Agreement referred to below.
     WHEREAS, as of the date hereof, each Securityholder owns of record and beneficially the number and type of securities of Nasdaq set forth opposite such Securityholder’s name on Schedule A (such securities being referred to herein collectively as the “Securities”);
     WHEREAS, concurrently with the execution of this Agreement, Nasdaq and OMX are entering into a Transaction Agreement, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Transaction Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Nasdaq will make the Offer; and
     WHEREAS, as a condition to the willingness of OMX to enter into the Transaction Agreement, OMX has required that the Securityholders enter into, and in order to induce OMX to enter into the Transaction Agreement, the Securityholders are willing to enter into, this Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:
     Section 1. Voting of Securities. Each Securityholder covenants and agrees that until the termination of this Agreement in accordance with the terms hereof, at the Nasdaq Shareholders’ Meeting or any other meeting of the holders of securities of Nasdaq, however called, and in any action by written consent of the securityholders of Nasdaq, such Securityholder (a) will vote or consent to, or cause to be voted or consented to, all of his, her or its Securities owned at such time to approve the issuance of the Consideration Shares and any other matter contemplated by the Transaction Agreement to be submitted to holders of common stock of Nasdaq in connection with the transactions contemplated by the Transaction Agreement, and (b) will vote all of his, her or its Securities owned at such time against, and not provide consents to, any and all actions that such Securityholders are advised by OMX would reasonably likely delay, prevent or frustrate the transactions contemplated by the Transaction Agreement or this Agreement or the satisfaction of any of the conditions set forth in the Offer.
     Section 2. Cooperation.
          (a) Each Securityholder will promptly provide any information not subject to confidentiality obligations or attorney-client privilege that is reasonably requested by Nasdaq or OMX for any regulatory application or filing made or approval sought in connection with the transactions contemplated by this Agreement or the Transaction Agreement.

1

          (b) Each Securityholder hereby consents to the publication and disclosure in the Offer Announcement, the Offer Document, the Registration Statement, statements of beneficial ownership filed by OMX (and any other documents or communications provided by OMX or Nasdaq to any governmental entity or to security holders of OMX or Nasdaq) such Securityholder’s identity and Beneficial Ownership of the Securities and the nature of such Securityholder’s commitments, arrangements and understandings under and relating to this Agreement.
     Section 3. Representations and Warranties of the Securityholders. Each Securityholder hereby severally, and not jointly, represents and warrants to OMX as follows:
          (a) Ownership of Securities. The Securityholder, as of the date hereof, (i) is the sole owner of record and Beneficial Owner of all of the Securities as set forth opposite his, her or its name on Schedule A hereto and (ii) has sole voting power with respect to all of such Securities and has not entered into any voting agreement or voting trust with respect to any such Securities and has not granted a proxy, a consent or power of attorney with respect to such Securities and, so long as this Agreement is in effect, will not grant any such proxies, consents and powers of attorney with respect to such Securities that are inconsistent with this Agreement other than in connection with the sale or transfer of the Securities.
          (b) Power, Binding Agreement. The Securityholder has the requisite power and authority to enter into and perform all of its obligations under this Agreement and no further proceedings or actions on the part of such Securityholder are necessary to authorize the execution, delivery or performance by such Securityholder of this Agreement or the consummation by such Securityholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Securityholder and constitutes a valid and binding obligation of the Securityholder, enforceable against the Securityholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
          (c) No Conflicts. The execution and delivery of this Agreement by the Securityholder do not, and the consummation of the transactions contemplated hereby by the Securityholder will not, result in any breach or violation of, require any consent under, be in conflict with or constitute a default (whether with notice of lapse of time or both) under any mortgage, bond, indenture, agreement, instrument, obligation, judgment, order, decree, law or regulation to which the Securityholder is a party or by which the Securityholder (or his, her or its Securities) are bound.
     Section 4. Termination. This Agreement shall terminate upon the first to occur of (a) the Closing, (b) any termination of the Transaction Agreement in accordance with the terms thereof, (c) with respect to any Securityholder, the transfer by that Securityholder of all of its Securities and (d) any material amendment to the terms of the Offer or to the Transaction Agreement that is adverse to Nasdaq’s securityholders that is made without each Securityholder’s prior written consent. Any such termination shall be without prejudice to liabilities arising hereunder before such termination. For the avoidance of doubt, nothing herein

2

shall, directly or indirectly operate as a restriction on the ability of a Securityholder to sell, transfer or encumber all or any part of its Securities prior to the termination of this Agreement.
     Section 5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.
     Section 6. Fiduciary Duties. Each Securityholder is signing this Agreement solely in such Securityholder’s capacity as an owner of his, her or its respective Securities, and nothing herein shall prohibit, prevent or preclude the officers, directors, partners or designees of Securityholder from taking or not taking any action in his or her personal capacity or capacity as an officer or director of Nasdaq.
     Section 7. Miscellaneous.
          (a) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, with respect to the subject matter hereof, and the parties hereto specifically disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in this Agreement. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto; provided, that OMX may waive compliance by any other party with any representation, agreement or condition otherwise required to be complied with by any such party under this Agreement or release any other party from its obligations under this Agreement, but any such waiver or release shall be effective only if in writing and executed by OMX.
          (b) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
          (c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of New York.

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          (d) Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.
          (e) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by facsimile, in each case to the intended recipient as set forth below:
               (i) if to a Securityholder to the address set forth on the respective signature page of this Agreement; and
               (ii) if to OMX to:
OMX AB (publ)
Tullvaktsvägen 15
105 78 Stockholm, Sweden
Attn: Magnus Billing
Facsimile: +46 8 405 6001
with a copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attn: Christopher. E. Austin, Esq.
Telecopy: (212) 225-3999
     Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice of other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.
          (f) No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto.

4

          (g) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment or delegation without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and, in the case of OMX, its permitted assigns.
          (h) Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No summary of this Agreement prepared by the parties shall affect in any way the meaning or interpretation of this Agreement.
          (i) Submission to Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the personal jurisdiction of any state or federal court sitting in The Borough of Manhattan in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7(e). Nothing in this Section, however, shall affect the right of any party to serve legal process in any other manner permitted by law.
          (j) Effectiveness. This Agreement shall become effective only at such time, if any, as the resolution of Nasdaq’s Board of Directors referred to in the next sentence becomes effective upon approval of such resolution by the Securities and Exchange Commission in accordance with Section 12.5 of Nasdaq’s By-Laws. OMX has been advised that the Nasdaq Board of Directors has adopted a resolution waiving the limitations in Article Fourth Section C.2 of its Restated Certificate of Incorporation with respect to the transactions contemplated by this Agreement. OMX acknowledges that such resolution will not entitle the Securityholders to vote more than five percent of the outstanding shares of stock in respect of the matters referred to in Section 1 of this Agreement.

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[Remainder of Page Intentionally Left Blank.]

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     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

OMX AB (publ)

By:	/s/ Kristina Schauman
Name: Kristina Schauman
Title: Chief Financial Officer

SILVER LAKE PARTNERS TSA, L.P.

By:	Silver Lake Technology Associates, L.L.C.,
its general partner

By:	/s/ Glenn H. Hutchins
	Name:	Glenn H. Hutchins
	Title:	Managing Director

Address:
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
Attn: Karen M. King, General Counsel

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C.,
its general partner

By:	/s/ Glenn H. Hutchins
	Name:	Glenn H. Hutchins
	Title:	Managing Director

Address:
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
Attn: Karen M. King, General Counsel

SILVER LAKE PARTNERS II TSA, L.P.

By:	Silver Lake Technology Associates II, L.L.C.,
its general partner

By:	/s/ Glenn H. Hutchins
	Name:	Glenn H. Hutchins
	Title:	Managing Director

Address:
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
Attn: Karen M. King, General Counsel

SILVER LAKE TECHNOLOGY
INVESTORS II, L.P.

By:	Silver Lake Technology Associates II, L.L.C.,
its general partner

By:	/s/ Glenn H. Hutchins
	Name:	Glenn H. Hutchins
	Title:	Managing Director

Address:
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
Attn: Karen M. King, General Counsel

Schedule A

	Common	Series A	Series B
Securityholder	Stock	Voting Notes	Voting Notes

Silver Lake Partners TSA, L.P.		$18,680,573

Silver Lake Investors, L.P.		$525,811

Silver Lake Partners II TSA, L.P.		$107,789,573

Silver Lake Technology Investors II, L.P.		$150,239

A-1

Exhibit 19
SILVER LAKE PARTNERS
HELLMAN & FRIEDMAN CAPITAL PARTNERS
May 24, 2007
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, NY 10006
Re: Registration Rights Agreement
Ladies and Gentlemen:
Reference is hereby made to the Registration Rights Agreement, dated as of April 21, 2005 (the “Registration Rights Agreement”), among (i) The Nasdaq Stock Market, Inc. (the “Company”), (ii) Hellman & Friedman Capital Partners IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P. and H&F Executive Fund IV, L.P. (collectively, the “H&F Entities”), (iii) Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.P., Silver Lake Partners TSA, L.P. and Silver Lake Investors, L.P. (collectively, the “SLP Entities”), (iv) Integral Capital Partners VI, L.P. and (v) VAB Investors, LLC. Reference is also made to the separate Voting Agreements, dated as of the date hereof (the “Voting Agreements”), among the H&F Entities, the SLP Entities and OMX AB. Capitalized terms used but not otherwise defined herein are used herein with the meanings given to them in the Registration Rights Agreement.
The parties hereto are entering into this letter agreement in order to induce the SLP Entities and the H&F Entities to enter into the Voting Agreements. The SLP Entities, the H&F Entities and the Company hereby agree as follows:
     1. No Registration Blackout. Except as required by law, while the Voting Agreements are in effect, the Company shall not at any time or in any manner (a) defer or delay effecting any registration requested by the SLP Entities and/or the H&F Entities pursuant to Section 2.1 (e)(iv) of the Registration Rights Agreement, or (b) discontinue any registration of the Company’s securities which is being effected pursuant to Section 2.1 of the Registration Rights Agreement.
     2. Amendments and Waivers. This letter agreement may not be amended except by an instrument in writing signed on behalf of the Company and each of the H&F Entities and each of the SLP Entities.
     3. Successors, Assigns and Transferees. This letter agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. All or any portion of the rights of the H&F Entities and the SLP Entities under this letter agreement are transferable to each transferee of any of the H&F Entities or the SLP Entities to whom the transferor transfers Registrable Securities or Warrants.
     4. Notices. All notices and other communications provided for hereunder shall be in writing and shall be sent by first class mail, fax or hand delivery:
     (i) if to the Company, to:
The Nasdaq Stock Market, Inc.
One Liberty Plaza
New York, NY 10006
Attention: Office of the General Counsel
Facsimile: (301) 978-8472
     (ii) if to the H&F Entities, to:
Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
Attention: Arrie Park
Fax: (415) 788-0176
     (iii) if to the SLP Entities, to:
Silver Lake Partners
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Attention: Karen King
Fax: (650) 234-2593
          All such notices and communications shall be deemed to have been given or made (a) when delivered by hand, (b) five (5) business days after being deposited in the mail, postage prepaid or (c) when faxed, receipt acknowledged.
     5. Descriptive Headings. The headings in this letter agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.
     6. Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

     7. Counterparts. This letter agreement may be executed in counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.
     8. Governing Law. This letter agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.
     9. Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that they shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this letter agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at law or in equity.
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Sincerely yours,

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Karen M. King

		Name:	Karen M. King
		Title:	General Counsel

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Karen M. King

		Name:	Karen M. King
		Title:	General Counsel

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Karen M. King

		Name:	Karen M. King
		Title:	General Counsel

SILVER LAKE TECHNOLOGY INVESTORS II, L.P

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.,
Its General Partner

	By:	/s/ Karen M. King

		Name:	Karen M. King
		Title:	General Counsel

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.

By:	H&F INVESTORS IV, LLC

	By:	/s/ Georgia Lee

		Name:	Georgia Lee
		Title:	Vice President

H&F INTERNATIONAL PARTNERS IV-A, L.P.

By:	H&F INVESTORS IV, LLC

	By:	/s/ Georgia Lee

		Name:	Georgia Lee
		Title:	Vice President

H&F INTERNATIONAL PARTNERS IV-B, L.P.

By:	H&F INVESTORS IV, LLC

	By:	/s/ Georgia Lee

		Name:	Georgia Lee
		Title:	Vice President

H&F EXECUTIVE FUND IV, L.P.

By:	H&F INVESTORS IV, LLC

	By:	/s/ Georgia Lee

		Name:	Georgia Lee
		Title:	Vice President

Confirmed and Agreed to:

THE NASDAQ STOCK MARKET, INC.

By:	/s/ Robert Greifeld

	Name:	Robert Greifeld
	Title:	Chief Executive Officer